UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐Form 20-F   ☐Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR

                                                                                                                              ☐Form N-CSR

For Period Ended:            September 30, 2019 _______

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:                Predictive Oncology Inc.

Former name if applicable:

Address of principal executive office (Street and number):         2915 Commers Drive, Suite 900

City, State and zip code: Eagan, Minnesota 55121

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company recently completed certain complex financial transactions and the final accounting treatment thereof could not be determined within the prescribed time period without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification:

Bob Myers	(651)	389-4806
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☒ No☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: The statement of operations for the quarter ended September 30, 2019 compared to the results for the 2018 period, is expected to reflect the following changes:

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The Company’s revenues were approximately $522,696 in the quarter ended September 30, 2019, compared to $329,930 for the 2018 period. The Company’s net loss for the quarter ended September 30, 2019 was approximately $4,008,512, compared to net loss of $2,506,869 in the 2018 period.

                                  Predictive Oncology Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2019	By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer

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